Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is the text of a message sent via e-mail to iManage employees by Mahmood Panjwani, President and Chief Executive Officer of iManage, Inc.

From: Mahmood Panjwani

Sent: Wednesday, August 27, 2003 5:50 AM

To: {iManage—All}

Subject: Interwoven Announces Proposed One-for-Four Reverse Stock Split

to Realign Share Count

To all iManage employees,

This morning Interwoven issued a press release announcing that Interwoven’s Board of Directors has approved a one-for-four reverse stock split of Interwoven’s common stock. This reverse stock split proposal must also be approved by a majority of Interwoven’s common stockholders before it can be implemented.

A link to this press release is included below. Additionally, there is an attached FAQ which may answer some of your initial questions.

We will also be discussing this announcement this Friday during our regularly scheduled employee communications lunches in order to address additional questions. Lastly, please don’t hesitate to contact Jenn Lee, Chris Denten or myself if you have more specific questions on this matter.

Mahmood

http://biz.yahoo.com/prnews/030827/sfw016_1.html

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This e-mail contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions that could cause actual results to differ materially include, without limitation, the following: the possibility that the stockholders of Interwoven might not approve the reverse stock split; the possibility that the board of directors of Interwoven might not implement the reverse stock split, if it is approved by the stockholders of Interwoven; and other risks that are described in Interwoven’s registration statement on Form S-4 (File No. 333-108262), filed with the Securities and Exchange Commission on August 27, 2003, and from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the effects of the reverse stock split could differ materially from the statements made in the e-mail. Neither Interwoven nor iManage assumes any obligation and does not intend to update these forward-looking or other statements in this e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to this joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.